June 10, 2016

FILED ON EDGAR

Folake Ayoola

Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:     American Housing Income Trust, Inc.

Amendment No. 9 to Registration Statement on Form S-11

Filed May 27, 2016

File No. 333-208287

Dear Ms. Ayoola:

This letter constitutes a response to your comment letter dated June 10, 2016 submitted by the Commission to American Housing Income Trust, Inc. (the “Company”).

General

1.	We note your response to our prior comment 1 and your revised disclosure that “the Selling Shareholders are deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act.” Because the resale offering is deemed to be an indirect primary offering by the company through selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please provide us with your analysis as to how the direct public offering price of $3 per share and the selling shareholders’ indirect primary offering price of $3.75 per share constitute a “fixed price for the duration of the offering.” Please include in your analysis a discussion of why the indirect primary offering and the direct primary offering should not be deemed to be one offering requiring the same fixed price.

Response: Since the issuance of this comment, the Company’s management and its advisors researched whether fixed pricing for an indirect public offering through the sale of “Selling Shareholder” shares must equate to the same fixed pricing for shares associated with a direct public offering. Despite its efforts, the Company was not able to find any published guidance on the issue. However, generally speaking, common business practice suggests that the fixed pricing for an indirect public offering would be different than a direct public offering since each offering has different characteristics and different bases for pricing the shares. To the extent the Commission questions the registration of shares associated with an indirect public offering and direct public offering under the same registration statement, the Company is not aware of any such limitation, and in fact, it is common in the industry to do so.

With respect to the Selling Shareholder shares under the indirect public offering, the Commission opined in its prior comment that, given the circumstances associated with the shareholders’ acquisition of their respective shares, the shareholders are deemed to be “statutory underwriters.” As such, the Company is required to fix the pricing per share during the term of the offering in the registration statement. The Company took into consideration certain factors in setting the fixed price for the Selling Shareholders. One of these factors was that no funds from the indirect public offering sales would go to the Company for operations. Rather, the sale of the shares from the indirect public offering would go directly to the Selling Shareholders themselves. In addition, the intent of the registration statement is to encourage and facilitate the sale of shares associated with the direct public offering since those funds would go towards the short-term and long-term objectives of the Company, as fully disclosed in the registration statement. If these short-term and long-term objectives are indeed met it would result, most likely, in an increase in the value of the Selling Shareholder shares. Thus, the focus of the Company has been on driving the direct public offering with the hope that by doing so, the Selling Shareholders would see an increase in their share value.

As for the direct public offering, the fixed price of $3.00 per share takes into consideration factors that are different from those associated with the indirect public offering. These considerations are set forth in the Use of Proceeds section of the registration statement, and the forward-looking statements therein. These factors do not intersect with the factors related to the pricing decision on the shares associated with the indirect public offering.

Finally, the Company appreciates the fact that one of the Commission’s primary objective is to protect the investor public. The Company is of the opinion that the different fixed pricing for the indirect public offering and the direct public offering does not take away from the protections afforded the investor public. The Company has made thorough disclosures in its registration statement and prospectus. However, to the extent the Commission requires additional disclosures, the Company is willing to do so.

Item 5. Determination of the Offering Price

2.	We note your disclosure that “the offering price of registered shares of common stock in this Prospectus has been determined arbitrarily by the Company. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a publicly-reporting company.” We further note your response to comment 3 of our comment letter dated August 5, 2015 where you state that “the valuation of the selling shareholders is based on the agreed upon valuation by the selling shareholders and the Company.” Taking into consideration our comment 1 above, please revise your disclosure in this section to clarify how the offering price for the indirect primary offering was determined. Refer to Item 505 of Regulation S-K.

Response: The Company seeks clarification from the Commission.  The comment letter dated August 5, 2015, referenced in this comment, dealt with the Company’s prior disclosures on Form 8-K before the Company’s filing of its original registration statement.  Comment number 3 in that August 5, 2015 comment letter dealt with disclosures of information associated with Mr. Zarinegar.  The Company believes that the comment letter addressing the issue set forth herein was dated November 16, 2015, and the comment paragraph was number 3.

To the extent the Commission has made a clerical error in identifying the prior disclosure and it intended to reference comment number 3 from its November 16, 2015 comment letter, the Company responds by stating that the Commission is citing to a comment letter from almost seven months ago at a time when the intent was to register Selling Shareholder shares held by only two shareholders. The circumstances have changed since this comment letter; more specifically, the Company has elected to register all current shareholders (except Manley, for the reasons set forth in its registration statement). The Company’s response to the November 16, 2015 comment letter was accurate when made. Future filings support the current disclosure that the pricing for the indirect public offering was arbitrarily determined by the Company whereas the pricing on the direct public offering shares was based on the forward-looking projections, and the Use of Funds schedule, prepared by the Company since the proceeds from the sale of the direct public offering shares go directly to the Company whereas the funds from the sale by the Selling Shareholders of the indirect public offering shares does not go to the Company.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Statement of the Chief Executive Officer and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jeff Howard

Jeff Howard

Chief Executive Officer

President